DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue, 7th Floor

New York, NY 10177

646-360-0791

March 1, 2021

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

VIA EDGAR

Re: First United Corporation (“First United” or the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed February 16, 2021 by Driver Management Company LLC
Driver Opportunity Partners I LP, and J. Abbott R. Cooper
File No. 000-14237

Dear Mr. Shainess

On behalf of Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”) and J. Abbott R. Cooper (together with Driver Management and Driver Opportunity, “Driver”), I am providing Driver’s responses to the comments of the Staff (the “Staff”) of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 22, 2021.  For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed by Driver’s responses.

Preliminary Proxy Statement on Schedule 14A
General

1.       In future filings, please ensure that you file a marked edition of your proxy statement on EDGAR. Additionally, please mark the cover page in your next filing to identify the appropriate amendment number. See Rule 14a-6(h) and Rule 14a-11, respectively.

Driver acknowledges the Staff’s comment and notes that in future filings it will comply with Rule 14a-6(h) and Rule 14a-11, respectively.

2.       Revise the disclosure on page vi to clarify whether or not Driver intends to exercise discretionary authority available under Rule 14a-4(c)(3). In this regard, it is unclear what is meant by the phrase “[i]f other proposals are made thereafter.”

Driver acknowledges the Staff’s comment and has revised Amendment Number 3 (“Amendment 3”) to Driver’s Preliminary Proxy Statement (the “Preliminary Proxy Statement”) to indicate that Driver intends to exercise the discretionary authority available under Rule 14a-4(c)(3).  To the extent that the revisions do not adequately make it clear that Driver intends to exercise such discretionary authority, Driver will further revise the Preliminary Proxy Statement.

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Proposal No. 1, Election of Directors, page 1

3.       Refer to the statement on page 3 that your nominee “does not think that any of the incumbent directors have exercised much independent judgment in carrying out their responsibility as directors.” Your disclosure should not include statements that directly or indirectly impugn the character or integrity or make charges of improper conduct absent reasonable factual foundation. Refer to Rule 14a-9.

Driver acknowledges the Staff’s comment and has revised Amendment 3 to reference the factual basis for Driver’s belief.

4.       Refer to prior comment 10 and your assertion on page 8 that the Company “lobbied the Maryland Commissioner on Financial Regulation to investigate Driver for violations of Section 3-314 for the express purpose of disenfranchising Driver.” Notwithstanding that you have filed soliciting materials purporting to support this assertion, please revise to characterize the portion of your statement that the Company’s actions were made with the “express purpose of disenfranchising Driver” as one of belief.

Driver acknowledges the Staff’s comment but refers the Staff to the letter dated November 1, 2020 from Andrew Bulgin, counsel to First United, to the Antonio Salazar, Maryland Commissioner of Financial Regulation (the “Maryland Commissioner”), that states that First United “respectfully request[s]” the Maryland Commissioner “prohibit☑ Driver from voting any of its shares of [First United’s] Common Stock for the next five years.”[1]  Since First United, through its attorney Mr. Bulgin, specifically requested that the Maryland Commissioner prohibit Driver from voting its shares of First United common stock, which request was the topic of volumes of email messages from Mr. Bulgin to the Maryland Commissioner and his staff (email messages that Driver has made publicly available), Driver respectfully submits that its statement that the Company’s actions were made with the “express purpose of disenfranchising Driver” is one of fact, not belief.

Put bluntly, First United expressly requested the Maryland Commissioner disenfranchise Driver in a letter that is now publicly available, so Driver is at a loss as to why the statement referenced by the Staff should be expressed as a belief.

Form of Proxy

5.       Refer to prior comment 4. Revise to clearly mark the form of proxy as a “preliminary” copy. Refer to Rule 14a-6(e)(1).

Driver acknowledges the Staff’s comment and has revised Amendment 3 accordingly.

6.       The forepart of the form of proxy omits information indicating how the proxy will be voted with respect to proposal 8 if the security holder does not specify a choice. Please be advised that a proxy may only confer discretionary authority with respect to matters as to which a choice is not specified by the security holder where the form of proxy states how it is intended to vote the shares in each such case. See Rule 14a-4(b)(1).

Driver acknowledges the Staff’s comment and has revised Amendment 3 accordingly.  Driver also promises to have that extra cup of coffee the next time he checks all the references to the various proposals.

7.       Refer to comment 6 above. The second page of the form of proxy states that Driver recommends shareholders vote against proposal 8. This recommendation conflicts with disclosure on pages 11 and 12. Please revise to correct the discrepancy.

Driver acknowledges the Staff’s comment and has revised Amendment 3 accordingly.

__________________

1 See page 2 of Exhibit 1 (“Exhibit 1”) to DFAN14A filed by Driver on February 12, 2021.  See also, p. 15 of Exhibit 1 (email from Andrew Bulgin to the Maryland Commissioner stating “We and the Company continue to believe strongly that the Driver’s acquisitions of First United stock violated FI Section 3-314 and that Driver is prohibit from voting its shares for 5 years”).

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8.       Revise to provide shareholders with an opportunity to “withhold” voting authority for any other nominee of the Company by providing sufficient space for shareholders to write the name of each such nominee. See Rule 14a-4(d)(4)(iii).

Driver acknowledges the Staff’s comment and has revised Amendment 3 accordingly.

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Please do not hesitate to contact me at 917-744-7758 or by email at ac@drivermgmtco.com with any questions or to discuss Driver’s responses to the Staff’s comments.

/s/ J. Abbott R. Cooper

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